                                               Filed pursuant to Rule 424(b)(4)
                                               Registration No. 333-37455

PROSPECTUS

                               4,210,000 SHARES

                             ROMAC INTERNATIONAL

                          [ROMAC INTERNATIONAL LOGO]

                                  COMMON STOCK
                          ---------------------------

     Of the 4,210,000 shares of Common Stock offered hereby, 4,000,000 shares are being offered by Romac International, Inc. and 210,000 shares are being offered by certain Selling Shareholders of the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ROMC." Except as otherwise indicated, all information in this Prospectus has been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend to shareholders, which was reflected on the Nasdaq National Market on October 17, 1997. On November 3, 1997, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $20.625 per share.

     SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================================
                                           PRICE           UNDERWRITING           PROCEEDS            PROCEEDS TO
                                            TO             DISCOUNTS AND             TO                 SELLING
                                          PUBLIC          COMMISSIONS(1)         COMPANY(2)          SHAREHOLDERS
---------------------------------------------------------------------------------------------------------------------
Per Share..........................       $20.00               $1.00               $19.00               $19.00
---------------------------------------------------------------------------------------------------------------------
Total(3)...........................     $84,200,000         $4,210,000           $76,000,000          $3,990,000
=====================================================================================================================

(1) The Company and one of the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, estimated at $472,500, all of which are payable by the Company.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 631,500 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise the over-allotment option in full, the total Price to Public will be $96,830,000, the total Underwriting Discounts and Commissions will be $4,841,500, the total Proceeds to Company will be $87,998,500 and the total Proceeds to Selling Shareholders will be $3,990,000. See "Underwriting."
                          ---------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the delivery of the certificates representing shares of Common Stock will be made on or about November 6, 1997 through the Depository Trust Company or at the offices of Robert W. Baird & Co. Incorporated, Milwaukee, Wisconsin.

ROBERT W. BAIRD & CO.
     INCORPORATED
                     NATIONSBANC MONTGOMERY SECURITIES, INC.

                                        PRUDENTIAL SECURITIES INCORPORATED

                                                      SMITH BARNEY INC.

                THE DATE OF THIS PROSPECTUS IS NOVEMBER 3, 1997

ROMAC INTERNATIONAL
THE KNOWLEDGEFORCE RESOURCE(SM)

     Romac provides services in the following specialties: Information Technology, Finance & Accounting, Human Resources and Operating Specialties.

     The table below presents Romac's position within the staffing industry. With skill on the vertical axis and time on the horizontal axis, Romac provides services in connection with people of medium skill and above across the time continuum. These highly skilled professionals are what we call "The KnowledgeForce" and we are "The KnowledgeForce Resource(sm)."

                  [TABLE SETTING FORTH THE DESCRIPTION ABOVE]

     THE KNOWLEDGEFORCE: Intelligent, technically advanced and capable professionals who, when effectively organized, achieve the strategic goals of organizations; the intellectual capital of organizations.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following is a summary of the more detailed information and financial statements appearing elsewhere in, or incorporated by reference into, this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, and gives retroactive effect to a two-for-one stock split in the form of a 100% stock dividend to shareholders, which was reflected on the Nasdaq National Market on October 17, 1997. Unless the context otherwise requires, references to the "Company" or "Romac" are to Romac International, Inc.

                                  THE COMPANY

     Romac International, Inc. is a provider of specialty staffing services in 16 markets in the United States. The Company recognizes that it has two distinct and unique customers: organizations and the knowledgeable people who make them successful. In order to align itself more closely with the organizational structure and skills of its customers, the Company provides value-added services according to function in the following specialties: Information Technology, Finance and Accounting, Human Resources and Operating Specialties.

          Information Technology. The Company's Information Technology professionals specialize in sophisticated areas of information technology such as systems/applications programming, systems analysis and networking. In 1995, the Company created its Emerging Technology Division ("ETD") to address the shortage of expertise in high-demand information technology skills, including PeopleSoft, Lotus Notes, Oracle and networking. ETD provides intensive classroom and experience-based training to the Company's consultants and helps the Company keep pace with the growing demand for its high-end services. The Company's Information Technology services are currently offered in 13 of the Company's markets.

          Finance and Accounting. The Company's Finance and Accounting professionals specialize in areas such as corporate taxation, budget preparation and analysis, financial reporting, cost analysis and audit services. To augment its traditional Flexible Staffing Services and Search Services, the Company recently introduced Romac Executive Solutions, which provides chief financial officers and other high-level financial professionals on a contract basis for assignment lengths typically in excess of three months. The Company's Finance and Accounting services are currently offered in 14 of the Company's markets.

          Human Resources. The Company's Human Resources professionals specialize in the areas of recruiting, benefits administration, labor relations, workers compensation, training and retirement plans. In addition, the Company provides human resources outplacement, outsourcing and consulting services. The Company's Human Resources services are currently offered in three of the Company's markets.

          Operating Specialties. The Company's Operating Specialties professionals specialize in the pharmaceutical, manufacturing, health care, life insurance, investment and banking industries. Positions that would be classified in these categories include: research and regulatory personnel for pharmaceutical clients, quality engineers for manufacturing clients, hospital administrators for health care clients and lenders for banking clients. The Company's Operating Specialties services are currently offered in three of the Company's markets.

     The Company principally serves Fortune 1000 clients. The top ten clients of the Company represented 11.6% of its revenues in the first six months of 1997. For the six month period ended June 30, 1997 compared to the same period in 1996, net service revenues grew 94.3% to $74.6 million and earnings grew 95.7% to $4.5 million. For the six month period ended June 30, 1997 compared to the same period in 1996, Information Technology net service revenues grew 119.1% to $34.4 million, Finance and Accounting net service revenues grew 62.3% to $31.0 million, Human Resources net service revenues grew 152.2% to $5.8 million, and Operating Specialties net service revenues grew 153.9% to $3.3 million.

     The Company believes its focus on specialized skills generates increased placement opportunities and enhances the Company's ability to attract, retain and motivate highly skilled professionals (the "Knowl-edgeForce"). The Company seeks to manage the careers of these experts by making them aware of market trends, giving them access to training and proactively marketing them for flexible or permanent assignments.

     The Company's growth strategy is to increase revenue and profitability by expanding its service offerings in existing markets and introducing its full range of services into new markets. In existing markets, the Company intends to further develop existing customers and expand its customer base by: (i) introducing its full range of functional services in all of its markets; (ii) taking advantage of the cross-selling opportunities provided by the complementary services offered by its functional service areas; and (iii) introducing new services. In addition, the Company will continue to evaluate strategic acquisitions that will add new functional areas or enhance its current service offerings.

     The Company continues to make significant infrastructure investments in people and systems to allow for further growth. The Company recently changed its technology platform by installing a three-tiered client server architecture, thereby positioning the Company to implement new applications and improve operating efficiencies.

                                  ACQUISITIONS

     Since the completion of the Company's initial public offering in August 1995, the Company has completed a number of acquisitions, including two acquisitions in September 1997, which have expanded the Company's geographic coverage and its service offerings. Prior to the two September 1997 acquisitions, the purchase price of the Company's acquisitions ranged from approximately $100,000 to $7.4 million and aggregated $27.0 million, including only earnouts paid or accrued through September 30, 1997. The aggregate purchase price of the September 1997 acquisitions was $39.9 million, before consideration of earnouts. For information regarding the two September 1997 acquisitions, see "Business -- Recent Acquisitions". The following table sets forth additional information regarding certain of these acquisitions:

       DATE OF                                                           FUNCTIONAL                 PRIMARY
     ACQUISITION                   NAME OF COMPANY                      SERVICE AREA               LOCATION
---------------------  ---------------------------------------  ----------------------------  -------------------
January 1996           Venture Networks                         Information Technology        Boston, MA
February 1996          PCS Group                                Information Technology        Louisville, KY
March 1996             Strategic Outsourcing                    Human Resources               Boston, MA
June 1996              Romac F&A Franchise                      Finance & Accounting          San Francisco, CA
January 1997           Career Enhancement International         Information Technology        Boston, MA
March 1997             Professional Application Resources       Information Technology        Houston, TX
September 1997         UQ Solutions, Inc.                       Information Technology        Naperville, IL
September 1997         Sequent Associates, Inc.                 Information Technology        San Jose, CA

---------------

     The Company continuously evaluates potential acquisitions and is currently in various stages of investigating and negotiating with several candidates. The Company has a signed letter of intent to acquire an information technology company in the western United States, for a purchase price of approximately $3.3 million. The Company is in the process of completing its due diligence and negotiating a definitive acquisition agreement. Accordingly, there can be no assurance that this acquisition will be consummated.

                                  THE OFFERING

Common Stock offered by the
  Company..........................    4,000,000 shares

Common Stock offered by the Selling
  Shareholders.....................    210,000 shares

Common Stock to be outstanding
  after the Offering(1)............    28,591,142 shares

Use of Proceeds....................    For repayment of certain indebtedness and
                                       general corporate purposes, including
                                       possible acquisitions, expansion of the
                                       Company's operations, and certain capital expenditures related to the Company's expansion. See "Use of Proceeds."

Nasdaq National Market Symbol......    ROMC
---------------

(1) Does not include 3,390,634 shares of Common Stock subject to outstanding options under the Company's incentive and nonqualified stock option plans.

                              RECENT DEVELOPMENTS

     On October 15, 1997, the Company announced preliminary results for the three and nine month periods ended September 30, 1997. For the three months ended September 30, 1997, the Company's net service revenues increased 73.9% to $45.9 million from $26.4 million for the same period in 1996. Net income increased 66.7% to $3.0 million for the three months ended September 30, 1997 from $1.8 million for the same period in 1996. Net income per share increased 64.3% to $0.23 for the three months ended September 30, 1997 from $0.14 per share for the same period in 1996. For the nine months ended September 30, 1997, net service revenues increased 86.0% to $120.5 million from $64.8 million for the same period in 1996. Net income increased 82.9% to $7.5 million for the nine months ended September 30, 1997 from $4.1 million for the same period in 1996. Net income per share increased 61.1% to $0.58 for the nine months ended September 30, 1997 from $0.36 for the same period in 1996.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

     The Company was formed by current management in August 1994 through the combination of a specialty staffing services firm in operation under the ROMAC(R) name since 1966, and three of its largest franchisees (the "1994 Combination"), including FMA International, Inc. ("Romac-FMA"). The 1994 Combination became effective on August 31, 1994 and all of the financial data set forth below have been restated to give effect to the 1994 Combination, which was accounted for as a pooling of interests. Since August 31, 1994, the Company's business has been conducted under common ownership and its operations have been conducted by the former management of Romac-FMA, which became the management of the Company. The information below reflects a two-for-one stock split in the form of a 100% stock dividend to shareholders, which was reflected on the Nasdaq National Market on October 17, 1997.

     Since June 30, 1997, the Company has made two acquisitions which have significantly reduced the Company's working capital. See "Business -- Recent Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                                               SIX MONTHS
                                                   YEARS ENDED DECEMBER 31,                  ENDED JUNE 30,
                                        -----------------------------------------------   ---------------------
                                         1992      1993      1994      1995      1996      1996        1997
                                        -------   -------   -------   -------   -------   -------   -----------
STATEMENT OF OPERATIONS DATA:
  Net service revenues................  $31,250   $40,346   $40,789   $45,655   $94,210   $38,355    $ 74,592
  Gross profit........................   11,418    14,220    15,938    20,195    40,371    16,607      30,011
  Income (loss) before taxes..........    1,091     1,113      (413)    5,021     9,946     3,840       7,401
  Net income (loss)(1)................      714       650      (599)    3,013     5,981     2,313       4,506
  Net income (loss) per share(2)......  $  0.05   $  0.05   $ (0.04)  $  0.18   $  0.25   $  0.11    $   0.18
  Weighted average shares
    outstanding.......................   13,176    13,237    14,078    16,976    23,560    21,644      25,582

                                                                  JUNE 30, 1997
                                                              ---------------------
                                                                            AS
                                                              ACTUAL    ADJUSTED(3)
                                                              -------   -----------
BALANCE SHEET DATA:
  Working capital*..........................................  $49,526    $125,053
  Total assets..............................................   93,411     168,938
  Total long-term debt......................................    2,527       2,527
  Shareholders' equity......................................  $78,041    $153,568

---------------

 * Subsequent to June 30, 1997, the Company used $39.9 million of cash to fund two acquisitions. See "Business -- Recent Acquisitions".
(1) Net income (loss) for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, includes franchise termination income (net of tax) of $336,000, $261,000, $208,000, $157,000 and $100,000,
    respectively.
(2) Net income (loss) per share for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, includes franchise termination income (net of tax) per share of $0.02, $0.01, $0.01, $0.01 and $0.00, respectively.
(3) As adjusted to give effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby and after deducting underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds therefrom, assuming a public offering price of $20.00 per share. See "Capitalization."

                                  RISK FACTORS

     Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's business and growth strategies;
(iii) risks affecting the Company; and (iv) the use of the net proceeds to the Company of this Offering. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The accompanying information contained in this Prospectus, including without limitation the information set forth under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as information contained in the Company's filings with the Securities and Exchange Commission (the "Commission"), identify important factors that could cause such differences.

POSSIBLE ADVERSE EFFECTS OF FLUCTUATIONS IN THE GENERAL ECONOMY

     Historically, the general level of economic activity has significantly affected the demand for employment services. As economic activity has slowed, the use of temporary and contract personnel often has been curtailed before permanent employees have been laid off. An economic downturn may adversely affect the demand for temporary and contract personnel and may have a material adverse effect on the Company's results of operations or financial condition. Additionally, during periods of slowed economic activity, the use of executive search firms tends to decline significantly. As economic activity has increased, temporary and contract personnel often have been added to the work force before permanent employees have been hired. During these periods of increased economic activity and generally higher levels of employment, the competition among staffing services firms for qualified personnel is intense. Further, the Company may face increased competitive pricing pressures during such periods. There can be no assurance that during these periods the Company will be able to recruit the personnel necessary to fill its clients' needs or that such pricing pressures will not adversely affect the Company's results of operations. See "Business -- Industry Overview."

DEPENDENCE ON AVAILABILITY OF QUALIFIED PERSONNEL

     The Company depends upon its ability to attract and retain personnel, particularly technical and professional personnel, who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company must continually evaluate and upgrade its base of available qualified personnel to keep pace with changing client needs and emerging technologies. Competition for individuals with proven technical or professional skills is intense and demand for such individuals is expected to remain very strong for the foreseeable future. There can be no assurance that qualified personnel will continue to be available to the Company in sufficient numbers and upon economic terms acceptable to the Company. See "Business -- Functional Organization" and "Business -- Competition."

ABILITY TO ACHIEVE AND MANAGE GROWTH

     The Company has experienced growth, driven primarily by industry trends toward the increased use of temporary and contract professional and technical personnel. The Company's continued growth depends on a number of factors, including the ability to maintain margins in the face of competitive pressures and changing regulatory environments, the availability of sufficient working capital, continued improvements in the recruitment, motivation and retention of its operating employees and temporary and contract personnel, the strength of demand in the Company's markets, and the Company's ability to open new markets. Any significant delay in opening new markets could have a material adverse effect on the Company's results of operations. There can be no assurance that the Company will be able to attain its desired levels of growth. See "Business -- Growth Strategy."

RECENT ACQUISITIONS AND IMPLEMENTATION OF ACQUISITION STRATEGY

     The Company has completed a number of acquisitions in the past two years, including two acquisitions in September 1997, and intends to pursue other acquisitions. Additionally, the Company has entered into a letter of intent dated September 18, 1997 for the purchase of substantially all of the assets of a company engaged in the business of providing information technology services, for a purchase price of approximately $3.3 million. The Company is in the process of completing its due diligence and negotiating a definitive acquisition agreement. Accordingly, there can be no assurance that this acquisition will be consummated. See "Business -- Recent Acquisitions." There can also be no assurance that the Company will be able to successfully integrate the operations and management of its recent acquisitions. Similarly, there can be no assurance that the Company will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks which could have a material adverse effect on the Company, including: (i) the diversion of management's attention to the assimilation of the businesses to be acquired; (ii) the risk that the acquired businesses will fail to maintain the quality of services that the Company has historically provided; (iii) the need to implement financial and other systems and add management resources; (iv) the risk that key employees of the acquired businesses will leave after the acquisition; (v) potential liabilities of the acquired businesses; (vi) unforeseen difficulties in the acquired operations;
(vii) adverse short- and long-term effects on the Company's operating results;
(viii) lack of success in assimilating or integrating the operations of acquired businesses with those of the Company; (ix) the dilutive effect of the issuance of additional equity securities; (x) the incurrence of additional debt; and (xi) the financial impact of amortizing goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting. There can be no assurance that the Company will successfully implement its acquisition strategy. Furthermore, there can no be assurance any acquisition will achieve levels of revenue and profitability or otherwise perform as expected, or be consummated on acceptable terms to enhance shareholder value.

COMPETITION

     The Company faces significant competition in the markets it serves and there are limited barriers to entry by new competitors. The Company competes for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other providers of staffing services, temporary personnel agencies, and search firms. A number of the Company's competitors possess substantially greater resources than the Company. From time to time the Company has experienced significant pressure from its clients to reduce its price levels. The Company also faces the risk that certain of its current and prospective clients will decide to provide similar services internally. Additionally, the Company faces significant competition for candidates in many professional and technical specialties. There can be no assurance that the Company will be able to continue to compete effectively with existing or potential competitors. See "Business -- Competition."

RELIANCE ON KEY EXECUTIVES AND QUALIFIED OPERATING EMPLOYEES

     The Company is highly dependent on its management. The Company expects that its continued success will largely depend upon the efforts and abilities of David L. Dunkel, the Company's President and Chief Executive Officer, James D. Swartz, the Company's Executive Vice President and Chief Operating Officer, and certain other executives. The loss of services of Mr. Dunkel, Mr. Swartz or any other key executive for any reason could have a material adverse effect upon the Company. The Company maintains key man life insurance with respect to Mr. Dunkel, Mr. Swartz, and certain other executives. The Company's success also depends upon its ability to identify, develop and retain qualified operating employees, particularly management, client servicing and candidate recruiting employees. The Company expends significant resources in recruiting and training its employees, and the pool of available applicants for these positions is limited. There can be no assurance that the Company will continue to be able to identify, develop, and retain qualified operating management and client servicing and candidate recruiting employees. In addition, the loss of some of the Company's operating management and client servicing and candidate recruiting employees could have an adverse effect on the Company's operations, including the Company's ability to establish and maintain client, candidate and professional and technical personnel relationships.

EMPLOYMENT LIABILITY RISK

     Providers of staffing services employ and place people in the workplaces of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, employment of illegal aliens, theft of client property, other criminal activity or torts and other claims. The Company has policies and guidelines in place to reduce its exposure to these risks. However, failure of any Company employee or personnel to follow these policies and guidelines may result in negative publicity, injunctive relief, and the payment by the Company of monetary damages or fines, or have other material adverse effects upon the Company. Moreover, the Company could be held responsible for the actions at a workplace of persons not under the direct control of the Company. To reduce its exposure, the Company maintains insurance and fidelity bonds covering general liability, workers' compensation claims, errors and omissions, and employee theft. Due to the nature of the Company's assignments, in particular, access to client information systems and confidential information, and the potential liability with respect thereto, there can be no assurance that such insurance coverage will continue to be available economically in amounts adequate to cover any such liability. See "Business -- Legal Proceedings" and "Business -- Insurance."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Common Stock has experienced a significant increase in its market price since the Company's initial public offering in August 1995. The market price of the Common Stock could be subject to significant fluctuations in response to operating results of the Company, changes in general conditions in the economy, the financial markets, the employment services industry, or other developments affecting the Company, its clients, or its competitors, some of which may be unrelated to the Company's performance. See "Price Range of Common Stock."

RELIANCE ON INFORMATION PROCESSING SYSTEMS

     The Company's business depends upon its ability to store, retrieve, process and manage significant databases, and periodically to expand and upgrade its information processing capabilities. The Company's computer equipment and software systems are maintained at its Tampa, Florida headquarters. Interruption or loss of the Company's information processing capabilities through loss of stored data, breakdown or malfunction of computer equipment and software systems, telecommunications failure, conversion difficulties, or damage to the Company's headquarters and systems caused by fire, hurricane, lightning, electrical power outage, or other disruption could have a material adverse effect on the Company. See "Business -- Professional Recruiters Operating System."

INCREASED COSTS FROM GOVERNMENT REGULATION

     The Company is required to pay a number of federal, state, and local payroll and related costs, including unemployment taxes, workers' compensation and insurance, FICA, and Medicare, among others, for its employees and personnel. Significant increases in the effective rates of any payroll related costs likely would have a material adverse effect upon the Company. The Company's costs could also increase as a result of health care reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel. Recent federal and state legislative proposals have included provisions extending health insurance benefits to personnel who currently do not receive such benefits. There can be no assurance that the Company will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs, if any such proposals are adopted. There is also no assurance that the Company will be able to adapt to future regulatory changes made by the Internal Revenue Service, the

Department of Labor, or other state and federal regulatory agencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT DISCRETION CONCERNING USE OF PROCEEDS

     The Company intends to use all of the proceeds of this Offering for repayment of certain indebtedness and for general corporate purposes, including possible acquisitions, expansion of the Company's operations, and certain capital expenditures related to the Company's expansion. Accordingly, management will have substantial discretion in spending the proceeds to be received by the Company. Pending such uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit, or direct guaranteed obligations of the United States government. See "Use of Proceeds."

ANTI-TAKEOVER PROVISIONS

     The Company's articles of incorporation and bylaws and Florida law contain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. In particular, the Company's articles of incorporation provide for a staggered board of directors and permit the removal of directors only for cause. Additionally, management may issue up to 15,000,000 shares of preferred stock, and fix the rights and preferences thereof, without a further vote of the shareholders. In addition, the Company's officers have employment agreements with the Company containing certain provisions that call for substantial payments to be made to such officers upon any change in control of the Company. Certain of these provisions may discourage a future acquisition of the Company, including an acquisition in which shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. Moreover, the existence of these provisions may have a depressive effect on the market price of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $75.5 million (approximately $87.5 million if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use a portion of the net proceeds from the Offering for repayment of indebtedness outstanding under its Revolving Line of Credit Loan Agreement with NationsBank, N.A. (the "Line of Credit"). The Line of Credit expires on March 31, 2000, and at September 30, 1997, had an outstanding principal balance of $6.0 million. Amounts outstanding under the Line of Credit accrue interest at an annual rate equal to 65 basis points above the 90-day London Interbank Offering interest rate ("LIBOR"). As of September 30, 1997, the interest rate on the Line of Credit was 6.42%. The borrowings under the Line of Credit were primarily used for the acquisition of Sequent Associates, Inc. ("Sequent"). The Company intends to use the remaining portion of the net proceeds for general corporate purposes, including possible acquisitions, expansion of the Company's operations and certain capital expenditures related to the Company's expansion. Pending such uses, the net proceeds will be invested in short term, investment grade securities, certificates of deposit, or direct or guaranteed obligations of the United States government. The Company has recently entered into a letter of intent for the purchase of substantially all of the assets of a company engaged in the business of providing information technology contract services. If consummated, the acquisition price is expected to be approximately $3.3 million. The Company is in the process of completing its due diligence and negotiating a definitive acquisition agreement. Accordingly, there can be no assurance that this possible acquisition will be consummated. See "Risk Factors -- Recent Acquisitions and Implementation of Acquisition Strategy," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Recent Acquisitions."

     The Company will not receive any proceeds from the sale of the shares offered by the Selling Shareholders. See "Principal and Selling Shareholders."

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock, as reported on the Nasdaq National Market since trading began on August 15, 1995, under the symbol ROMC. The table has been adjusted to reflect two-for-one stock splits, each in the form of a 100% stock dividend to shareholders, as reflected on the Nasdaq National Market on May 23, 1996 and October 17, 1997.

                                                               HIGH       LOW
                                                              -------   -------
FISCAL YEAR 1995:
  Third Quarter (from August 15, 1995)*.....................  $ 4.375   $ 3.688
  Fourth Quarter............................................    5.875     4.188
FISCAL YEAR 1996:
  First Quarter.............................................  $ 8.063   $ 5.750
  Second Quarter............................................   14.875     7.688
  Third Quarter.............................................   15.750    10.125
  Fourth Quarter............................................   15.125    10.625
FISCAL YEAR 1997:
  First Quarter.............................................  $13.500   $ 8.844
  Second Quarter............................................   17.375     8.313
  Third Quarter.............................................   22.500    16.875
  Fourth Quarter (through November 3, 1997).................   22.750    16.938

------------------------

* The Company's initial public offering occurred on August 14, 1995 at a price of $3.125 per share, after giving effect to the Company's two-for-one stock splits in the form of a 100% stock dividend to shareholders, as reflected on the Nasdaq National Market on May 23, 1996 and October 17, 1997.

                                DIVIDEND POLICY

     The Company does not intend for the foreseeable future to declare or pay any cash dividends, and intends to retain earnings, if any, for the future operation and expansion of the Company's business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1997, and as adjusted at that date to give effect to: (i) the sale of the 4,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom, and (ii) the two-for-one stock split in the form of a 100% stock dividend to shareholders, which was reflected on the Nasdaq National Market on October 17, 1997. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto, incorporated by reference into this Prospectus, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

     Since June 30, 1997, the Company has made two acquisitions which have significantly reduced the Company's cash position. See "Business -- Recent Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                  JUNE 30, 1997
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents(1)................................  $30,352    $105,879
                                                              =======    ========
Current portion of long-term debt and capital lease
  obligations...............................................  $   891    $    891
                                                              =======    ========
Long-term debt and capital lease obligations................  $ 1,636    $  1,636
                                                              -------    --------
Shareholders' equity:
  Preferred Stock, $.01 par value; 15,000,000 shares
     authorized; no shares issued...........................  $    --    $     --
  Common Stock, $.01 par value; 100,000,000 shares
     authorized; 24,889,338 shares issued and outstanding;
     28,889,338 shares issued and outstanding as
     adjusted(2)............................................      249         289
  Additional paid-in capital................................   63,637     139,124
  Retained earnings.........................................   15,081      15,081
  Stock subscription receivables............................       (1)         (1)
  Reacquired stock at cost: 676,748 shares..................     (925)       (925)
                                                              -------    --------
          Total shareholders' equity........................   78,041     153,568
                                                              -------    --------
          Total capitalization..............................  $79,677    $155,204
                                                              =======    ========

---------------

(1) Subsequent to June 30, 1997, the Company used $39.9 million of cash to fund two acquisitions. See "Business -- Recent Acquisitions."
(2) Does not include 3,560,212 shares of Common Stock subject to outstanding options under the Company's incentive and nonqualified stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table contains certain selected consolidated financial data that should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated herein by reference. The balance sheet data as of December 31, 1993, 1994, 1995 and 1996, and the operating statement data for each of the years ended December 31, 1992, 1993, 1994 and 1995, are derived from the audited Consolidated Financial Statements of the Company. The balance sheet data as of December 31, 1992 and the operating statement data for the six months ended June 30, 1996 and 1997, have been derived from the unaudited Consolidated Financial Statements of the Company, which have been prepared on the same basis as the audited Consolidated Financial Statements, and, in the opinion of management, include all adjustments that are necessary for a fair statement of the results for such periods.

     The data presented below is qualified by, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and other financial information incorporated herein by reference, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus. This information has been adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend to shareholders, which was reflected on the Nasdaq National Market on October 17, 1997.

     Since June 30, 1997, the Company has made two acquisitions which have significantly reduced the Company's working capital. See "Business -- Recent Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                                                                                        SIX MONTHS
                                                              YEARS ENDED DECEMBER 31,                ENDED JUNE 30,
                                                   -----------------------------------------------   -----------------
                                                    1992      1993      1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------   -------   -------
                                                           (IN THOUSANDS, EXCEPT FOR PER SHARE AND OTHER DATA)
STATEMENT OF OPERATIONS DATA:
  Net service revenues...........................  $31,250   $40,346   $40,789   $45,655   $94,210   $38,355   $74,592
  Direct cost of services........................   19,832    26,126    24,851    25,460    53,839    21,748    44,581
                                                   -------   -------   -------   -------   -------   -------   -------
        Gross profit.............................   11,418    14,220    15,938    20,195    40,371    16,607    30,011
  Selling, general and administrative expenses...    9,690    12,775    15,009    15,232    30,348    12,455    22,387
  Depreciation and amortization expense..........      302       298       248       512     1,762       775     1,286
  Combination expenses...........................       --        --     2,251        --        --        --        --
  Other (income) expense, net(1).................      335        34    (1,157)     (570)   (1,685)     (463)   (1,063)
                                                   -------   -------   -------   -------   -------   -------   -------
  Income (loss) before taxes and minority
    interest.....................................    1,091     1,113      (413)    5,021     9,946     3,840     7,401
  Provision (benefit) for taxes..................      330       448       186     2,008     3,965     1,527     2,895
                                                   -------   -------   -------   -------   -------   -------   -------
  Income (loss) before minority interest.........      761       665      (599)    3,013     5,981     2,313     4,506
  Minority interest in subsidiary income.........       47        15        --        --        --        --        --
                                                   -------   -------   -------   -------   -------   -------   -------
  Net income (loss)(1)...........................  $   714   $   650   $  (599)  $ 3,013   $ 5,981   $ 2,313   $ 4,506
                                                   =======   =======   =======   =======   =======   =======   =======
  Net income (loss) per share(2).................  $  0.05   $  0.05   $ (0.04)  $  0.18   $  0.25   $  0.11   $  0.18
                                                   =======   =======   =======   =======   =======   =======   =======
  Weighted average shares outstanding............   13,176    13,237    14,078    16,976    23,560    21,644    25,582
OTHER DATA:
  Number of markets at period end:
    Company......................................        8         7         6         9        13        13        14
    Franchised/licensed..........................       23        19        15         7         2         4         0

                                                                    DECEMBER 31,                         JUNE 30,
                                                   -----------------------------------------------   -----------------
                                                    1992      1993      1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------   -------   -------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital*...............................  $ 2,074   $ 2,579   $ 2,093   $13,895   $54,220   $52,462   $49,526
  Total assets...................................    5,908     6,135     6,984    20,952    77,559    73,609    93,411
  Total long-term debt...........................      314        92        24       500         0       575     2,527
  Shareholders' equity...........................    2,489     3,074     2,435    16,924    71,284    67,120    78,041

---------------

 * Subsequent to June 30, 1997, the Company used $39.9 million of cash to fund two acquisitions. See "Business -- Recent Acquisitions."
(1) Net income (loss) for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, includes franchise termination income (net of tax) of $336,000, $261,000, $208,000, $157,000, and $100,000
    respectively.
(2) Net income (loss) per share for the years ended December 31, 1994, 1995 and 1996, and the six months ended June 30, 1996 and 1997, includes franchise termination income (net of tax) per share of $0.02, $0.01, $0.01, $0.01 and $0.00, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated by reference herein.

OVERVIEW

     Romac is a provider of specialty staffing services in 16 markets in the United States. The Company recognizes that it has two distinct and unique customers: organizations and the knowledgeable people who make them successful. The Company recently changed the manner in which it classifies its service offerings in order to better serve the specialty needs of its customers. Prior to this change, the Company's service offerings were organized into three divisions: Professional Temporary, Contract Services and Search Services, which reflected the time duration of the assignments in each division. In order to align itself more closely with the organizational structure and skills of its customers, the Company now organizes its service offerings by the following functions: Information Technology, Finance and Accounting, Human Resources and Operating Specialties.

     Revenue Recognition

     Net service revenues consist of sales, net of credits and discounts. The Company recognizes flexible revenue based on hours worked by assigned personnel on a weekly basis. Search fees are recognized in contingency search engagements upon the successful completion of the assignment. In retained search engagements the initial retainer is recognized upon execution of the agreement, with the balance recognized on completion of the search. Franchise fees were determined based upon a contractual percentage of the revenue billed by franchisees. Costs relating to the support of franchised operations were included in the Company's selling, general and administrative expenses. The last remaining franchisee and licensee was terminated at the end of the second quarter of 1997. The Company was the legal employer of temporary and contract personnel under its licensing arrangements, and accordingly includes revenues and related direct costs of licensed offices in its net service revenues and direct cost of services, respectively. Commissions paid to licensees were based upon a percentage of the gross profit generated, and was included in the Company's direct cost of services.

     Gross Profit

     Gross profit for Professional Temporary and Contract Services is determined by deducting the direct cost of services (temporary and contract personnel payroll wages, payroll taxes, payroll-related insurance, and licensee commissions) from net service revenues. Consistent with industry practices, Search Services classifies all costs as selling, general and administrative.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net service revenues, certain items in the Company's consolidated statement of income for the indicated periods:

                                                                             SIX MONTHS
                                              YEARS ENDED DECEMBER 31,     ENDED JUNE 30,
                                             --------------------------    --------------
                                              1994      1995      1996     1996     1997
                                             ------    ------    ------    -----    -----
Professional Temporary.....................    60.0%     52.5%     39.3%    40.9%    32.7%
Contract Services..........................    20.1      26.0      40.9     38.5     51.0
                                              -----     -----     -----    -----    -----
          Total flexible billings..........    80.1      78.5      80.2     79.4     83.7
Search Services............................    19.9      21.5      19.8     20.6     16.3
                                              -----     -----     -----    -----    -----
          Net service revenues.............   100.0     100.0     100.0    100.0    100.0
Gross profit...............................    39.1      44.2      42.9     43.3     40.2
Selling, general and administrative
  expenses.................................    36.8      33.4      32.2     32.5     30.0
Income (loss) before taxes.................    (1.0)     11.0      10.6     10.0      9.9
Net income (loss)..........................    (1.5)      6.6       6.3      6.0      6.0

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1996

     Net Service Revenues. Net service revenues increased 94.3% to $74.6 million for the six month period ending June 30, 1997 as compared to $38.4 million for the same period in 1996. This increase was comprised of a $32.0 million increase in flexible billings (Professional Temporary and Contract Services revenues combined) and a $4.2 million increase in Search Services for the six month period ending June 30, 1997, as described below.

     Professional Temporary revenues increased 55.4% to $24.4 million for the six month period ending June 30, 1997 as compared to $15.7 million for the same period in 1996. This increase resulted primarily from an increase in the number of hours billed during the six month period ending June 30, 1997 as compared to the same period in 1996. Additionally, the average hourly bill rate for the six month period ending June 30, 1997 increased 14.8% over the prior year due to a continued demand for the Company's knowledge workers and the Company's ability to pass on increased wage costs of its knowledge workers to its customers.

     Contract Services revenues increased 156.8% to $38.0 million for the six month period ending June 30, 1997 as compared to $14.8 million for the same period in 1996. This increase resulted from an increase in the number of hours billed during the six month period ending June 30, 1997 as compared to the same period in 1996. Additionally, the average hourly bill rate for Company-owned operations increased 13.9% for the six month period ending June 30, 1997 due to the continued penetration into existing markets where hourly bill rates are higher such as Boston and San Francisco, as well as the increased expansion of the Company's ETD which concentrates on placing knowledge workers in highly skilled technologies with the greatest demand.

     Search Services increased 53.1% to $12.1 million for the six month period ending June 30, 1997 as compared to $7.9 million for the same period in 1996. The increase resulted primarily from an increase in the number of search sales consultants, which increased the number of placements made during the six month period ending June 30, 1997 as compared to the same period in 1996. The average fee for each placement made during the periods remained relatively constant.

     Franchisee and licensee revenues, which are included in the aforementioned revenues, decreased 58.3% to approximately $793,000 for the six month period ending June 30, 1997 from approximately $1.9 million for the same period in 1996. The decrease was primarily due to the effects of discontinued franchisee and licensee operations in Minneapolis, St. Louis, and Portland during 1996, the acquisition of the San Francisco franchisee in June 1996 and the discontinuance of franchisee and licensee operations in Raleigh on March 31, 1997.

     The Company has recently begun to report net service revenues based upon the four functional areas of services offered by the Company. For the six month period ending June 30, 1997, the net service revenues breakdown for Information Technology, Finance & Accounting, Human Resources and Operating Specialties was $34.4 million, $31.0 million, $5.8 million and $3.3 million, respectively, as compared to $15.7 million, $19.1 million, $2.3 million and $1.3 million, respectively, for the same period in 1996.

     Gross Profit. Gross profit increased 80.7% to $30.0 million for the six month period ending June 30, 1997 as compared to $16.6 million for the same period in 1996. Gross profit as a percentage of net service revenues decreased to 40.2% for the six month period ending June 30, 1997 as compared to 43.2% for the same period in 1996. This decrease was a result of the continuing change in the Company's business mix whereby revenues from flexible billings, traditionally with lower gross margins than Search Services revenues, increased to 83.6% of the Company's total revenues for the six month period ending June 30, 1997 as compared to 79.4% for the same period in 1996.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 79.2% to $22.4 million for the six month period ending June 30, 1997 as compared to $12.5 million for the same period in 1996. Selling, general and administrative expenses as a percentage of net service revenues decreased to 30.0% for the six month period ending June 30, 1997 compared to 32.6% in 1996. This decrease in selling, general and administrative expenses as a percentage of net service revenues resulted from greater operating efficiencies and economies of scale gained from a larger revenue base.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 67.7% to approximately $1.3 million for the six month period ending June 30, 1997 as compared to approximately $775,000 for the same period in 1996. Depreciation and amortization expenses as a percentage of net service revenues decreased to 1.7% for the six month period ending June 30, 1997 as compared to 2.0% for the same period in 1996. This decrease as a percentage of net service revenues was due to a change in accounting estimate of the amortization period of goodwill related to certain acquisitions from 15 to 30 years during the six month period which reduced amortization expense by approximately $160,000. This decrease was partially offset by increased depreciation of approximately $114,000 on computer equipment for new locations and additional employees.

     Other (Income) Expense. Other (income) expense increased 138.1% to approximately $1.1 million of income for the six month period ending June 30, 1997 as compared to approximately $462,000 of income for the same period in 1996. This increase was primarily due to interest earned by the Company on the investment of the proceeds from its May 1996 Common Stock offering.

     Income Before Taxes. Income before taxes increased 94.7% to $7.4 million for the six month period ending June 30, 1997 as compared to $3.8 million for the same period in 1996, primarily as a result of the above factors.

     Provision for Income Taxes. Provision for income taxes increased 93.3% to $2.9 million for the six month period ending June 30, 1997 as compared to $1.5 million for the same period in 1996. The effective tax rate was 39.1% for the six month period ending June 30, 1997 as compared to 40.0% for the same period in 1996.

     Net Income. Net income increased 95.7% to $4.5 million for the six month period ending June 30, 1997 as compared to $2.3 million for the same period in 1996, primarily as a result of the above factors.

1996 COMPARED TO 1995

     Net Service Revenues. Net service revenues increased approximately 106.1% to $94.2 million in 1996 from $45.7 million in 1995. The increase in net service revenues was partially offset by an approximate $1.5 million decrease in net service revenues from franchisee and licensee operations for 1996 as compared to 1995, as several franchisee and licensee operations were discontinued during 1996.

     Professional Temporary revenues increased approximately 54.2% to $37.0 million in 1996 from $24.0 million in 1995. This increase in revenues was primarily a result of a $8.6 million increase in revenues from existing Company-owned operations and a $4.4 million increase in revenues attributable to acquired operations. The increase attributable to Company-owned operations resulted primarily from an increase in the number of hours billed by Company-owned operations during 1996 as compared to 1995, as well as from an increase in the average hourly bill rate for 1996 to approximately $18 per hour as compared to approximately $17 per hour in 1995.

     Contract Services revenues increased approximately 223.5% to $38.5 million in 1996 from $11.9 million in 1995. This increase in revenues was a result of a $16.7 million increase in revenues from existing Company-owned operations and a $9.9 million increase in revenues attributable to acquired operations. The increase attributable to Company-owned operations resulted from an increase in the number of hours billed during 1996 as compared to 1995, as well as from an increase in the average hourly bill rate for 1996 to approximately $52 per hour as compared to approximately $44 per hour in 1995.

     Search Services revenues increased approximately 90.8% to $18.7 million in 1996 from $9.8 million in 1995. This increase in revenues was a result of a $4.3 million increase in revenues from existing Company-owned operations and a $4.6 million increase in revenues attributable to acquired operations. The increase in Company-owned operations resulted primarily from an increase in the number of search sales consultants, which increased the number of search placements made during 1996 as compared to 1995. The average placement fee for the Search Services remained relatively constant during the periods involved.

     Franchise and license revenues, which are included in the aforementioned Professional Temporary and Contract Services revenues, decreased approximately 31.9% to $3.2 million in 1996 from $4.7 million in 1995. The decrease was primarily due to the effects of discontinued franchisee and licensee operations during 1996.

     After taking into account the decreases in net service revenues attributable to discontinued franchisee and licensee operations, the net service revenue comparisons reflect a continued improvement in the demand for the Company's specialized staffing services. The Company opened two new Company-owned locations during 1996: Pittsburgh in February and Minneapolis in April.

     Gross Profit. Gross profit increased approximately 100.0% to $40.4 million in 1996 from $20.2 million in 1995. Gross profit as a percentage of net service revenues decreased to 42.9% in 1996 from 44.2% in 1995. This decrease in gross profit margin as a percentage of net service revenues was a result of the continuing changes in the Company's business mix whereby revenues from flexible billings, traditionally with lower gross margins than Search Services, increased to 80.1% of the Company's net service revenues for 1996 as compared to 78.6% for 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 99.3% to $30.3 million in 1996 from $15.2 million in 1995. Selling, general and administrative expenses as a percentage of net service revenues decreased to 32.2% in 1996 from 33.3% in 1995. This decrease in selling, general and administrative expenses as a percentage of net service revenues resulted from greater operating efficiencies and economies of scale gained from a larger revenue base.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased approximately 260.0% to $1.8 million in 1996 from $500,000 in 1995, primarily because the Company incurred a full year of depreciation expense on approximately $1.2 million of new computer and telephone equipment that was purchased during 1995, began depreciating approximately $1.3 million of computer and telephone equipment and approximately $700,000 of furniture and fixtures acquired in 1996, and incurred additional amortization expense in 1996 related to goodwill recorded as a result of asset acquisitions made by the Company during 1996.

     Other (Income) Expense. Other (income) expense increased by approximately 198.2% to $1.7 million of income in 1996 from approximately $570,000 of income in 1995. This increase was primarily due to interest earned by the Company on the investment of the proceeds from its May 1996 Common Stock offering and expenses relating to capital lease obligations entered into in 1995 declined in 1996. This increase was partially offset by a decrease in franchisee termination income received by the Company during the periods involved, as $346,189 was received in 1996 as compared to $435,000 in 1995.

     Income Before Taxes. Income before taxes increased 98.0% to $9.9 million in 1996 from $5.0 million in 1995, primarily as a result of the above factors.

     Provision for Income Taxes. Provision for income taxes increased approximately 100% to $4.0 million in 1996 as compared to $2.0 million in 1995. The effective income tax rate was constant at approximately 40.0% for both periods.

     Net Income. Net income increased approximately 100% to $6.0 million in 1996 as compared to $3.0 million in 1995, primarily as a result of the above factors.

1995 COMPARED TO 1994

     Net Service Revenues. Net service revenues increased approximately 12.0% to $45.7 million in 1995 from $40.8 million in 1994. The increase in net service revenues was partially offset by an approximate $3.9 million decrease in net service revenues from franchisee and licensee operations for 1995 as compared to 1994, as several franchisee and licensee operations were discontinued at the end of 1994.

     Professional Temporary revenues decreased approximately 2.0% to $24.0 million in 1995 from $24.5 million in 1994. This decrease was primarily the result of an approximate $3.7 million decrease in Professional Temporary revenues from franchisee and licensee operations for 1995 as compared to 1994, as several Professional Temporary franchisee and licensee operations were discontinued at the end of 1994. This decrease in revenues was attributable to a decrease in the number of Professional Temporary hours billed in 1995 as compared to 1994.

     Contract Services revenues increased approximately 45.1% to $11.9 million in 1995 from $8.2 million in 1994. This increase in revenues was attributable to an increase in the number of Contract Services hours billed in 1995 as compared to 1994.

     Search Services increased approximately 21.0% to $9.8 million in 1995 from $8.1 million in 1994. This increase was primarily attributable to an increase in search sales consultants and an improved economic environment which increased the number of search placements made in 1995 as compared to 1994.

     Franchise and license revenues, which are included in the aforementioned revenues, decreased approximately 45.3% to $4.7 million in 1995 from $8.6 million in 1994. The decrease was primarily attributable to the termination of four franchisee and licensee arrangements during the later part of 1994, offset in part by the growth in existing service lines of continuing licensed operations.

     After taking into account the decreases in net service revenues attributable to discontinued franchisee and licensee operations, the net service revenue comparisons reflected a continued improvement in the demand for the Company's specialized staffing services. The average hourly bill rate for Professional Temporary and Contract Services and the placement fee average for Search Services remained relatively constant for all the periods involved. The Company opened three new Company-owned locations during 1995: Dallas in February; Philadelphia in March; and Houston in November.

     Gross Profit. Gross profit increased approximately 27.0% to $20.2 million in 1995 from $15.9 million in 1994. Gross margin increased to 44.2% in 1995 from 39.0% in 1994. The increase in gross margin resulted from the combined effects of the decrease in franchisee and licensee revenues at lower margins and the increase in Search Services at higher margins.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 1.3% to $15.2 million in 1995 from $15.0 million in 1994. Selling, general and administrative expenses as a percentage of net service revenues decreased to 33.3% in 1995 from 36.8% in 1994. This decrease in selling, general and administrative expenses as a percentage of net service revenues resulted from greater operating efficiencies and economies of scale gained from a larger revenue base, along with expense savings arising from the 1994 Combination.

     Combination Expenses. The Company did not incur any combination expenses in 1995 as compared to approximately $2.3 million of advisory services, severance costs and other expenses related to the 1994 Combination that were incurred in 1994.

     Other (Income) Expense. Other income decreased by approximately 52.5% to $570,000 in 1995 from approximately $1.2 million in 1994 due to a decrease in franchisee termination income received by the Company during the periods involved, as $435,000 was recorded in 1995 as compared to $560,000 in 1994. In addition, the Company received $500,000 in proceeds from a life insurance policy on a deceased Company employee in 1994.

     Income (Loss) Before Taxes. Income before taxes increased to $5.0 million in 1995 from a loss of $413,000 in 1994, primarily as a result of the above factors.

     Provision for Taxes. Provision for taxes increased 974.3% to $2.0 million in 1995 or 40.0% of income before income taxes as compared to $186,165 for 1994. Although the Company had an operating loss for financial reporting purposes in 1994, it had income tax expenses of $186,165, primarily due to non-deductible advisory fees related to the 1994 Combination.

     Net Income (Loss). Net income was $3.0 million in 1995 compared to a loss of $599,000 in 1994, primarily as a result of the above factors.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1997, the Company's sources of liquidity included $30.4 million in cash and cash equivalents, $3.9 million in short-term investments and $15.3 million in additional net working capital. The

Company used $39.9 million of cash to fund two acquisitions consummated subsequent to June 30, 1997. As of September 30, 1997, $6.0 million was outstanding under the Line of Credit, while $24.0 million was available for borrowing. See "Business -- Recent Acquisitions". The Company intends to use a portion of the net proceeds from the Offering for the repayment of indebtedness outstanding under the Line of Credit, which expires on March 31, 2000, and, as of September 30, 1997, accrues interest at a rate of 6.42%.

     During the first six months of 1997, cash flow provided by operations was $2.7 million, resulting primarily from net income, non-cash expenses (depreciation and amortization) and increases in operating payroll liabilities, partially offset by an increase in accounts receivable. The increase in accounts receivable reflects the increased volume of business during the first nine months of 1997 from Company-owned locations and the initial funding of the accounts receivable base in acquired operations.

     During the first six months of 1997, cash flow used in investing activities was $15.7 million, resulting primarily from the Company's use of $11.5 million in cash for acquisitions.

     The Company has entered into a letter of intent, dated September 18, 1997 regarding the possible purchase of substantially all of the assets of a company engaged in the business of providing information technology contract services. The purchase price is expected to be approximately $3.3 million. The Company is in the process of completing its due diligence and negotiating a definitive acquisition agreement. Accordingly, there can be no assurance that this possible acquisition will be consummated. See "Business -- Recent Acquisitions."

     The Company believes that cash flow from operations and borrowings under the Company's Line of Credit, or other credit facilities that may become available to the Company in the future, will be adequate to meet the working capital requirements of the Company's current operations for at least the next 12 months. The Company's estimate of the period of time the proceeds of this Offering will fund its working capital requirements is a forward-looking statement that is subject to risks and uncertainties. Actual results could differ from those indicated as a result of a number of factors, including the use of such proceeds to fund possible acquisitions. See "Use of Proceeds."

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Earnings Per Share. In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which established a new accounting principle for the calculation of earnings per share. The new pronouncement is effective for accounting periods ending after December 15, 1997 and earlier application is not permitted. Upon adoption, all prior period earnings per share data presented shall be restated to conform to this Statement. Adoption of this standard is not expected to have a material impact on amounts previously reported as earnings per share. Although the Company is unable to determine the impact of this standard on future periods, such impact may materially effect the Company's earnings per share.

     Reporting Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which will require the Company to disclose, in financial statement format, all non-owner changes in equity. Such changes include cumulative foreign currency translation adjustments and certain minimum pension liabilities. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires presentation of prior period financial statements for comparability purposes. The Company expects to adopt this standard during the year ended December 31, 1998. The adoption of this standard is not expected to have a material impact on disclosure in the Company's financial statements.

     Disclosures About Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments in annual financial statements and interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires presentation of prior period financial statements for comparability purposes. The Company is currently evaluating its required disclosures under SFAS No. 131 and expects to adopt this standard during the year ended December 31, 1998.

                                    BUSINESS

GENERAL

     Romac is a provider of specialty staffing services in 16 markets in the United States. The Company recognizes that it has two distinct and unique customers: organizations and the knowledgeable people who make them successful. The Company recently changed the manner in which it classifies its service offerings in order to better serve the specialty needs of its customers. Prior to this change, the Company's service offerings were organized into three divisions: Professional Temporary, Contract Services and Search Services, which reflected the time duration of the assignments in each division. In order to align itself more closely with the organizational structure and skills of its customers, the Company now organizes its service offerings by the following functions: Information Technology, Finance and Accounting, Human Resources and Operating Specialties.

RECENT ACQUISITIONS

     In the past two years, the Company has completed a number of acquisitions, including two acquisitions in September 1997. On September 5, 1997, the Company acquired all of the outstanding shares of capital stock of Uni* Quality Solutions, Inc., d/b/a UQ Solutions, Inc., ("UQ") for $19.6 million, before consideration of earnouts. UQ's primary office is located in Naperville, Illinois (suburban Chicago). UQ provides professional information technology personnel on a contract basis and had revenues for the year ended December 31, 1996 and the six months ended June 30, 1997 of approximately $12.4 million and $9.7 million, respectively. On September 29, 1997, the Company acquired substantially all of the assets of Sequent for $20.3 million, before consideration of earnouts. Sequent has offices located in San Jose and Orange County, California, and provides information technology software engineering professionals on a contract basis to companies in the high-technology industries located primarily in California. Sequent had revenues for the year ended December 31, 1996 and the six months ended June 30, 1997 of approximately $15.9 million and $10.1 million, respectively.

     The Company has entered into a letter of intent dated September 18, 1997 for the purchase of substantially all of the assets of a company engaged in the business of providing information technology contract services, for a purchase price of approximately $3.3 million. This acquisition candidate had revenues for the year ended December 31, 1996 and the six months ended June 30, 1997 of approximately $3.9 million and $2.4 million, respectively. This acquisition candidate is located in the western United States and if consummated, will enable the Company to enter into a new metropolitan market. The Company is in the process of completing its due diligence and negotiating a definitive acquisition agreement. Accordingly, there can be no assurance that this acquisition will be consummated.

INDUSTRY OVERVIEW

     The temporary employment service industry has experienced significant growth in response to the changing work environment in the United States. Fundamental changes in the employer-employee relationship continue to occur, with employers developing increasingly stringent criteria for permanent employees, while moving toward project-oriented temporary and contract hiring. This trend has been advanced by increasing automation that has resulted in shorter technological cycles and by global competitive pressures. Many employers have responded to these challenges by turning to temporary and contract personnel to keep personnel costs variable, to achieve maximum flexibility, to outsource highly specialized skills and to avoid the negative effects of layoffs.

     Rapidly changing regulations concerning employee benefits, health insurance, retirement plans, and the highly competitive business climate have also prompted many employers to take advantage of the flexibility offered through temporary and contract staffing. Additionally, Internal Revenue Service and Department of Labor regulations concerning the classification of employees and independent contractors have significantly increased demand by prompting many independent contractors to affiliate with employers like the Company.

     The temporary staffing industry has grown rapidly in recent years as companies have utilized temporary employees to manage personnel costs, while meeting specialized or fluctuating staffing requirements. According to the Staffing Industry Report, the United States temporary staffing industry grew from approximately $20.4 billion in revenue in 1991 to approximately $47.1 billion in revenue in 1996, a compound annual growth rate of 18.2%. One of the fastest growing sectors for the Company, as well as the industry, is information technology services. Revenue for this sector in 1996 is estimated to have been $11.7 billion, a 27.2% increase over 1995. The Company believes that professional and technical staffing within the temporary staffing industry requires longer-term, more highly-skilled personnel services and offers the opportunity for higher profitability than the clerical and light industrial staffing segments, because of the value-added nature of professional and technical staffing personnel. The National Association of Temporary and Staffing Services has estimated that more than 90.0% of all U.S. businesses utilize temporary staffing services.

BUSINESS STRATEGY

     The Company's objective is to be a nationally recognized leader in providing its specialty staffing services. The key elements of the Company's business strategy in seeking to achieve this objective include:

          Implement the KnowledgeForce Strategy. As the staffing industry continues to evolve in today's economy, its impact on organizations and their ability to attract and secure intellectual capital has been enormous. The Company believes, and government statistics support, that the demand for and the supply of intellectual capital is moving away from a permanent employment status towards an increasingly fluid and flexible employment relationship through temporary and contract staffing. The Company believes that the intellectual capital of today, and even more so in the future, will be concentrated in highly skilled individuals whom the Company collectively refers to as the "KnowledgeForce." In response to its beliefs, the Company has implemented a strategy to become known as the "KnowledgeForce Resource" in each market it serves.

          Focus on Value-Added Services. The Company focuses exclusively on providing value-added specialty staffing services to its clients. The Company believes that providing these specialty services to its clients offers greater profitability than the clerical and light industrial sectors of the temporary staffing industry. In addition, the Company believes, based upon data published by the U.S. Bureau of Labor Statistics and other sources, that employment growth will be greater in the Company's sectors than in the traditional clerical and light industrial sectors. The placement of highly skilled personnel requires a distinct operational knowledge to effectively recruit and screen candidates, match them to client needs, and develop and manage the resulting relationships. The Company believes its historical focus in this market and its name recognition, combined with management's operating expertise, provide it with a competitive advantage.

          Build Long-Term, Consultative Relationships. The Company has developed long-term relationships with its clients by providing integrated solutions to their specialty staffing requirements. The Company strives to differentiate itself by working closely with its clients to maximize their return on human assets. In addition, the Company's ability to offer a broad range of temporary and contract personnel services coupled with its permanent placement capability, offers the client a single-source provider of specialty staffing services. This ability enables the Company to emphasize consultative rather than transactional client relationships.

          Implement Carve-Out Strategy. The Company has begun implementation of its carve-out marketing strategy, which encourages large contractors of staffing services to carve-out the professional and technical sectors of staffing contracts and award such business to specialty staffing services providers instead of large generalist staffing firms. As a result of this strategy, the Company has signed several contracts with major national corporations for certain of the Company's services. Management believes there is substantial opportunity for growth through the continued implementation of this strategy.

          Achieve Extensive Client Penetration. The Company's client development process focuses on repeated contacts with client personnel responsible for staffing decisions. Contacts are made within numerous functional departments and at many different organizational levels within the client. The

     Company's operating employees are trained to develop a thorough understanding of each client's total staffing requirements. In addition, although the Company is organized functionally, its employees are trained and incentivized to recognize cross-selling opportunities for all of the Company's other services.

          Leverage Proprietary Technology. The Company utilizes proprietary technologies and processes in the staffing, marketing, and management of its operations. The Company's Professional Recruiters Operating System ("PROS") provides operating employees with a systematic approach to identifying, monitoring, and serving the needs of the Company's customers (clients and candidates). Once operating employees obtain information regarding a customer, the data is entered into the Company's integrated operating system and is coded for future action. Operating employees are then prompted by means of an automated planner to contact the customer periodically to monitor and service the needs that have been identified. The Company's emphasis on the utilization of technology has resulted in the delivery of higher quality service, greater operating efficiency, and increased employee productivity. See "Business -- Professional Recruiters Operating System."

          Recruit and Retain High-Quality Professionals. The Company places great emphasis on recruiting qualified temporary, contract, and permanent placement candidates. Each candidate is screened by an operating employee with a compatible technical background to determine qualifications and to match them with client needs. The Company believes it has a recruiting advantage over those of its competitors that lack the ability to offer candidates temporary, contract and permanent opportunities, as well as assignments in candidates' specialties. In order to increase its competitive advantage in recruiting high-quality professionals, the Company utilizes a stock option plan whereby selected contract services candidates will receive options to purchase the Company's shares.

          Encourage Operating Employee Achievement. The Company's management promotes a quality-focused, results-oriented culture. Operating employees are selected based on their willingness to assume responsibility and promote the Company's philosophy. All operating employees are given numerous incentives to encourage the achievement of corporate goals. The Company fosters a team-oriented and high energy environment, celebrates the successes of its employees, and attempts to create a "spirited" work environment.

GROWTH STRATEGY

     The Company's growth strategy is to expand its services in existing markets where it does not offer its full range of services, and to enter new markets. The key elements of the Company's growth strategy are as follows:

          Introduce Functional Service Offerings to Existing Markets. The Company currently offers four areas of functional services and only two of the Company's 16 markets offers the full range of services. As a result, the Company believes that a substantial opportunity exists to increase the number of service offerings within its existing markets. The Company intends to offer its recently expanded full range of functional services into each of its existing locations.

          Open New Locations. The Company continually evaluates potential geographic expansion into new metropolitan areas. To facilitate new market entry, the Company plans to transfer or recruit experienced personnel for positions in new locations as they are opened. The Company also seeks to leverage its national accounts to facilitate its entry into new markets. Since February 1995, the Company has opened offices in Dallas, Houston, Minneapolis, Philadelphia, Pittsburgh and Washington, D.C.

          Leverage Existing Client Relationships and Develop New Clients. The Company continually identifies additional growth opportunities within existing and new clients as a result of the interrelationships among its service offerings. The Company has established goals for cross-selling and has trained and incentivized its operating employees to actively sell the Company's full range of services, in an effort to maximize its reach into the marketplace.

          Acquire Strategic Businesses. The Company intends to continue to pursue the acquisition of complementary specialty staffing businesses. The Company's preference is to acquire businesses in markets in which the Company currently has a location or formerly maintained a franchised or licensed location, although other markets will also be explored. The Company's primary acquisition candidates are local or regional specialty staffing firms with established client relationships in markets targeted by the Company.

          Expand Major and National Accounts Program. The Company will continue to market its full range of services to existing and new clients in order to position the Company as the preferred vendor for specialty staffing services. The Company believes the major accounts program enables it to further penetrate its clients by giving the Company greater access to key staffing decision makers including the support of the client's purchasing and procurement team. This increased access allows the Company to achieve greater operating leverage through improved efficiencies in the marketing process. The Company has successfully secured several national agreements for technical and professional specialty staffing services. The Company intends to aggressively pursue such agreements to facilitate geographic expansion and existing market penetration.

          Introduce New Services. The Company continually evaluates the introduction of new services in an effort to meet customer demands. The Company has introduced contract placement of pharmaceutical, health care, and manufacturing services personnel to complement its existing search capabilities in these areas. Additionally, the Company acquired an entity that provides outplacement services and human resource contract and outsourcing services. To enhance the technical capabilities and perceived quality of the Company's Information Technology Contract Services, the Company has formed ETD through which selected employees receive extensive training in emerging information technologies and are assigned to client environments for periods generally ranging from six months to two years.

FUNCTIONAL ORGANIZATION

     In March 1997, the Company changed the manner in which it classifies its service offerings in order to better serve the specialty needs of its customers. Prior to this change, the Company's service offerings were organized into three divisions: Professional Temporary, Contract Services and Search Services, which reflected the time duration of the assignments in each division. In order to align itself more closely with the organizational structure and skills of its customers, the Company now organizes its service offerings by function.

     The functional areas are defined as:

          Information Technology. Computer and Data Processing Services heads the Bureau of Labor Statistics' list of the fastest growing industries. The shortage in technical expertise to operate the advanced systems that businesses have acquired over the last decade is a major catalyst contributing to the growth of this segment. The Company's Information Technology workforce focuses on more sophisticated areas of information technology (i.e., systems/applications programming, systems analysis, and networking), where the shortage of personnel is the most acute.

          The combination of a growing number of available software applications, the increased complexity of such software applications, and the short supply of qualified software expertise contributed to the Company's decision to create ETD in 1995. ETD provides intensive classroom and experience-based training to the Company's consultants and helps the Company keep pace with the growing demand for its high-end services. The Company believes the sophistication of these technologies, coupled with the significant unmet demand, provide an attractive opportunity for the Company to generate new, higher margin business, and to add value to its clients. The Company's Information Technology services are currently offered in 13 of the Company's markets.

          Finance and Accounting. In its markets, the Company believes it has built a strong reputation for providing qualified finance and accounting professionals to businesses. The Company believes this reputation facilitates the Company's recruiting and placement efforts. The Company's Finance & Accounting professionals specialize in areas such as corporate taxation, budget preparation and analysis, financial reporting, cost analysis, and audit services. To augment its traditional Flexible Staffing Services and Search Services, the Company recently introduced Romac Executive Solutions, which provides chief financial officers, controllers and other high-level financial professionals on a contract basis for assignment lengths generally ranging from three to six months. The Company's Finance and Accounting services are currently offered in 14 of the Company's markets.

          Human Resources. With increasing employment regulations, the administrative burden on employers is becoming more complex and more time-consuming than ever before and consequently are increasingly being outsourced. The Company's Human Resources professionals specialize in the areas of recruiting, benefits administration, labor relations, workers compensation, training and retirement plans. In addition, the Company provides human resources outplacement, outsourcing and consulting services. The Company's Human Resources services are currently offered in three of the Company's markets.

          Operating Specialties. This segment consists of revenues generated by the placement of professionals skilled in the pharmaceutical, manufacturing, health care, life insurance, investment and banking industries. Positions that would be classified in these categories include: research and regulatory personnel for pharmaceutical clients, quality engineers for manufacturing clients, hospital administrators for health care clients and lenders for banking clients. The Company's Operating Specialties services are currently offered in three of the Company's markets.

     Once the functional challenges of the client have been identified, the Company can then consult with the client to determine its staffing and time duration requirements. The Company offers its staffing services in one of two categories: Flexible Staffing Services or Search Services.

     FLEXIBLE STAFFING SERVICES

     Flexible Staffing services are offered by the Company to provide personnel in the fields of information technology, finance and accounting, human resources and operating specialties. The Company currently offers flexible staffing services in 16 metropolitan markets. The two primary service offerings within Flexible Staffing are distinguished below:

          Professional Temporary. Professional Temporary provides professional temporary personnel in the fields of finance and accounting.

          Professional Temporary offers clients a reliable and cost-effective means of handling uneven or peak workloads caused by events such as periodic financial reporting deadlines, tax deadlines, special projects, systems conversions, and unplanned staffing fluctuations. Professional Temporary meets such clients' needs with personnel who have an extensive range of accounting and financial experience, including corporate taxation, budget preparation and analysis, financial reporting, regulatory filings, payroll preparation, cost analysis and audit services. Through the use of the Company's services, clients are able to avoid the cost and inconvenience of hiring and terminating permanent employees. Typically, the duration of assignments in the Professional Temporary is six to twelve weeks.

          Candidates for Professional Temporary are obtained from Search Services, referrals, and advertising in local newspapers and on the Company's home page on the World-Wide Web. The Company believes it has a competitive advantage in attracting candidates because of its ability to provide assignments ranging from short term to permanent. Access by the Professional Temporary to the Search Services' candidate pool provides a candidate the opportunity to obtain permanent employment as a result of a temporary assignment, earnings that may allow a candidate to be more selective when evaluating permanent opportunities, and additional experience that can enhance a candidate's skills and overall marketability. Each candidate is screened by an operating employee with a compatible background to determine his qualifications and to match these qualifications with individual client needs. This screening includes an in-depth interview, skill testing, reference checks, and, in some cases, credit checks and additional background checks.

          Professional Temporary targets Fortune 1000 companies and other large organizations, with a primary focus on organizations determined to have the potential need for the Company's full range of services. In order to maximize its marketing effectiveness, the Company provides extensive training to its employees, which emphasizes the consulting nature of its business. The Company's employees develop marketing plans composed of multiple visits, frequent telemarketing activity, monthly mailings and other actions supported through the use of the PROS and daily staff meetings. The Company believes that these techniques and processes provide the opportunity to expand its business within its clients' organizations, solidify client relationships, and develop new clients. The Company recognizes that in some cases Professional Temporary personnel will be offered permanent positions. If a client requests that a temporary employee become a permanent employee, the Company typically charges a "conversion" fee that is calculated as a percentage of the candidate's initial annual compensation.

          Contract Services. Contract Services provides personnel on a contractual basis, which typically averages six to nine months in duration. Contract Services has traditionally focused on providing information systems personnel to assist clients whose needs range from mainframe environments to single work stations. These consultants perform a wide range of services, including software development, database design and management, system administration, end-user training and acceptance, network design and integration, information strategy development, business and systems plans, and standardization of technology and business procedures. The size and growth of the information services industry in recent years have been driven largely by rapid technological advances. These advances have included the availability of increased computing power at lower costs and the emergence of new information systems capabilities. As a result, the ability of businesses to benefit from the application of computer technology has been greatly enhanced and has been accompanied by a dramatic increase in the number of end users. At the same time, the sophistication and complexity of the systems needed to serve these businesses and to deliver the desired benefits have greatly increased. Additionally, the need to contain costs has caused many businesses to reduce the number of personnel resulting in increased dependence upon information systems to support important functions and to improve productivity.

          The Company's base of skilled technical personnel is integral to its success. Because technical needs are diverse and technology advances occur frequently, technical talent is in high demand. As a result, Contract Services focuses heavily on its recruiting efforts. In addition, the Company focuses on training its Contract Services personnel in sophisticated technology applications. For example, the Company has formed ETD, which selects employees to receive extensive training in information technologies and who are assigned to client environments for periods generally ranging from six months to two years. The Company believes that building a base of skilled technical personnel who are available for assignment is as integral to its success as are its client relationships.

          The March 1996 acquisition of Strategic Outsourcing, Inc., which was renamed Romac-HR ("Romac-HR"), expanded the Company's Contract Services functions to include human resource personnel. Romac-HR, which was founded in 1989 in Boston, provides its clients with human resource personnel on a contractual basis to assist in the development, implementation, and maintenance of a wide variety of human resource processes. The Company currently provides the human resource contract services function in the Boston and Philadelphia markets. The Company plans to continue to introduce the human resource contract services function into its existing markets.

          The Company has expanded its Contract Services functions to include manufacturing services, health care, and pharmaceutical personnel. Within manufacturing services, the Company provides a wide range of quality engineers and quality assurance personnel. Health care contract services provides hospital administration and management personnel. Pharmaceutical contract services provides pharmaceutical industry customers with research and regulatory personnel. Currently, the Company services these other functional areas on a national basis solely out of its Tampa office.

          Company recruiters develop and maintain an active personnel inventory designed to meet the needs of the Company's clients. To recruit qualified personnel, the Company uses targeted telephone recruiting, obtains referrals from its existing personnel and clients, and places newspaper advertisements. The Search Services' recruiting efforts complement those of Contract Services, and the Company believes that this combination distinguishes it from its competitors. To foster loyalty and commitment from its existing personnel, the Company maintains frequent contact and offers competitive wages, flexible schedules and exposure to a variety of working environments.

          Contract Services concentrates on marketing its services to Fortune 1000 companies and other businesses with information systems, manufacturing services, human resources, health care, and pharmaceutical personnel requirements. Sales personnel emphasize the Company's ability to provide contract personnel who can perform a wide range of services within each of these areas through consultative contacts with client end-users, personal visits, mailings, and telemarketing efforts.

     SEARCH SERVICES

     The Company provides extensive search services for professional and technical candidates. The professional skills offered by the Search Services are in the areas of accounting and finance, information services, financial services, pharmaceutical research, health care, human resources, insurance and manufacturing.

     The Company performs both contingency and retained searches. A contingency search results in payment to the Company only when a candidate is actually hired by a client. The Company's strategy is to perform contingency searches only for skills the Company targets as its "core-businesses." Client searches that are outside a core-business area typically are at a management or executive level and require a targeted research and recruiting effort. The Company typically performs these searches as retained searches where the client pays a part of the search fee in advance and the remainder upon completion of the search. The Company's fee is typically structured as a percentage of the placed candidate's first-year annual compensation.

     A database of placement candidates is maintained as the result of its continuous recruiting efforts and reputation in the industry. In addition, consultants locate many potential candidates as the result of referrals from the Flexible Staffing Services activities.

     The Company believes that it has developed a reputation for quality search work and that it is recognized as a leader in its search specialties. To minimize the risk of changes in skill demand, the Company's marketing plan incorporates a continual review of client recruitment plans for future periods to allow for rapid changes to "in-demand" skills. The quality of the relationship with client personnel is a key component of the strategy, and the Company seeks to use consultative relationships to obtain insight into emerging growth areas. The clients targeted by the Search Services are typically the same as those targeted by the Flexible Staffing Services. This common focus is intended to contribute to the Company's objective of providing integrated solutions to its clients' personnel needs.

     The Company's search business is highly specialized. Certain skills, such as finance and accounting, information systems and human resources, may be served by local offices, while other, more highly specialized operating specialties require a regional or national focus. The Company believes that a trend toward greater selectivity in its clients' hiring processes has contributed to an increased demand for its Search Services. This emphasis on quality fits well with the Company's inventory of personnel. The Company expects that the Search Services will continue to add operating specialties in the majority of markets served.

MARKETS

     The Company serves 16 metropolitan markets with management of the operations coordinated from its headquarters in Tampa. The Company's headquarters provides its offices with administrative, marketing, accounting, training, legal, and information systems support, particularly as it relates to the standardization of the operating processes of its offices.

     The following table lists the services offered by the Company in its 16 metropolitan markets.

                                                 SERVICES OFFERED
                               -----------------------------------------------------
                                               FINANCE                                    YEAR
                               INFORMATION       AND          HUMAN       OPERATING     OPENED/
                               TECHNOLOGY     ACCOUNTING    RESOURCES    SPECIALTIES    ACQUIRED
                               -----------    ----------    ---------    -----------    --------
Atlanta, GA..................   X              X                                          1986
Boston, MA...................   X              X             X            X               1966
Chicago, IL..................   X              X             X            X               1985
Dallas, TX...................   X              X                                          1995
Houston, TX..................   X              X                                          1995
Louisville, KY...............   X                                                         1992
Miami/Ft. Lauderdale, FL.....   X              X                                          1982
Minneapolis, MN..............                  X                                          1996
Orange County, CA............   X                                                         1997
Orlando, FL..................   X              X                                          1984
Philadelphia, PA.............   X              X             X                            1995
Pittsburgh, PA...............                  X                                          1996
San Francisco, CA............   X              X                                          1989
San Jose, CA.................   X              X                                          1997
Tampa, FL....................   X              X                          X               1980
Washington, DC...............                  X                                          1997

PROFESSIONAL RECRUITERS OPERATING SYSTEM

     The Company has developed a proprietary integrated system designed to maximize productivity and to aid in the management of its business. PROS is designed to be a comprehensive approach to the operation and management of a specialty staffing firm. It comprises sophisticated and proprietary operating and computer systems initially developed in 1982 and has been continually enhanced. The system links each office location through the use of a dedicated network to the Company's corporate headquarters.

     Through the use of PROS, market information concerning target customers is tracked and prioritized to focus marketing and development efforts. Readily available management reports indicate the frequency and nature of contact with the targeted customers to support marketing plans. By using these reports, managers provide direction and support to operating employees to ensure that customers are properly served. A manager, concerned with the status of a particular assignment at any point, can examine the detailed status and degree of coverage on each assignment. PROS offers both detailed and summary reports to provide a continuous view of key factors related to customer development and service and employee and personnel productivity.

     In addition to customer service considerations, PROS enhances the productivity and efficiency of the operating employees. One of the primary problems facing operating employees is the effective and productive use of information. PROS simplifies the information recording and retrieval problem and enables operating employees in different functional and geographical areas to share information and communicate more effectively.

     Finally, PROS helps the Company manage information by passing data from the operating divisions software to the accounting software. This approach increases productivity, as data have a single point of entry and can be readily accessed by all functional areas within the Company. The Company intends to continue to enhance its systems capabilities to streamline processes in order to improve customer servicing.

COMPETITION

     The specialty staffing services industry is very competitive and fragmented. There are relatively limited barriers to entry and new competitors frequently enter the market. A number of the Company's competitors possess substantially greater resources than the Company. The Company faces substantial competition from large national firms and local specialty staffing firms. The local firms are typically operator-owned, and each market generally has one or more significant competitors. The Company also faces competition from national clerical and light industrial staffing firms and national and regional accounting firms that also offer certain specialty staffing services.

     The Company believes that the availability and quality of candidates, the level of service, the effective monitoring of job performance, scope of geographic service and the price of service are the principal elements of competition. The Company believes that availability of quality candidates is an especially important facet of competition. In order to attract temporary and contract assignment candidates, the Company places emphasis upon its ability to provide permanent placement opportunities, competitive compensation and benefits, quality and varied assignments, and scheduling flexibility. Because many temporary and contract assignment candidates pursue other employment opportunities on a regular basis, it is important that the Company respond to market conditions affecting these candidates. Additionally, in certain markets the Company has experienced significant pricing pressure from some of its competitors. Although the Company believes it competes favorably with respect to these factors, it expects competition to increase, and there can be no assurance that the Company will remain competitive.

PROPERTIES

     The Company owns no real estate. It leases its corporate headquarters in Tampa, Florida, as well as space for its other locations. The aggregate square footage of office space under leases for locations is approximately 105,000. The leases generally run from month-to-month to five years and the aggregate annual rent paid by the Company in 1996 was approximately $1.4 million. The Company believes that its facilities are adequate for its needs and does not expect difficulty replacing such facilities or locating additional facilities, if needed.

INSURANCE

     The Company maintains a number of insurance policies. Its general liability policy has aggregate coverage of $2.0 million, with a $1.0 million limit per occurrence. The Company maintains an automobile liability policy with a combined single coverage limit of $500,000. The Company also carries an excess liability policy, which covers liabilities that exceed the policy limits of the above policies, with an aggregate and a per occurrence limit of $4.0 million.

     The Company also maintains professional liability, crime and errors and omissions policies, each with aggregate coverage of $1.0 million, covering certain liabilities that may arise from the actions or omissions of its temporary or permanently-placed personnel. The Company currently maintains key man life insurance on its executive officers in an aggregate amount of $7.5 million. There can be no assurance that any of the above coverages will be adequate for the Company's needs. See "Risk Factors -- Employment Liability Risk."

EMPLOYEES

     As of September 30, 1997, the Company and its subsidiaries employed approximately 583 persons. Additionally, as of such date, the Company had approximately 2,490 individuals on assignment providing professional temporary or contract services to its clients. As the employer, the Company is responsible for the regular and temporary payrolls and employer's share of social security taxes (FICA), federal and state unemployment taxes, workers' compensation insurance, and other direct labor costs relating to its temporary and contract personnel. The Company offers access to various insurance programs and other benefits for its temporary and contract personnel. The Company has no collective bargaining agreements covering any of its employees or personnel, has never experienced any material labor disruption, and is unaware of any current efforts or plans to organize its employees or personnel. The Company considers relations with its employees and personnel to be good.

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company is from time to time threatened with or named as a defendant in various lawsuits, including discrimination and harassment and other similar claims. The Company maintains insurance in such amounts and with such coverages and deductibles as management believes are reasonable. The principal risks that the Company insures against are workers' compensation, personal injury, bodily injury, property damage, professional malpractice, errors and omissions, and fidelity losses. The Company is not currently involved in any material litigation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1997 by: (i) each of the Company's directors and executive officers; (ii) all executive officers and directors of the Company as a group; (iii) each person known by the Company to own beneficially more than 5% of the Common Stock; and (iv) each of the Selling Shareholders. Each of the holders listed below has sole voting power and investment power over the shares beneficially owned.

                                             SHARES BENEFICIALLY                 SHARES BENEFICIALLY
                                                    OWNED                               OWNED
                                            PRIOR TO THE OFFERING     SHARES     AFTER THE OFFERING
                                            ---------------------    OFFERED     -------------------
NAME                                          NUMBER     PERCENT     FOR SALE     NUMBER     PERCENT
----                                        ----------   --------    --------    ---------   -------
William R. Carey, Jr.(1)..................      40,000        *           --        40,000        *
Thomas Calcaterra(2)......................          --        *           --            --        *
Richard M. Cocchiaro(3)...................   1,598,656      6.5%          --     1,598,656      5.6%
Peter Dominici(4).........................     189,780        *           --       189,780        *
David L. Dunkel(5)........................   3,890,992     15.8%     200,000     3,690,992     12.9%
Todd W. Mansfield(6)......................       2,200        *           --         2,200        *
Maureen A. Rorech(7)......................     391,068      1.6%          --       391,068      1.4%
Howard W. Sutter(8).......................   1,623,316      6.6%          --     1,623,316      5.7%
James D. Swartz(9)........................      48,000        *           --        48,000        *
Gordon Tunstall(10).......................      40,000        *           --        40,000        *
All Directors and Executive Officers as a
  Group (10 persons)......................   7,824,012     31.8%     200,000     7,624,012     30.1%
Pilgrim Baxter & Associates, Ltd.(11).....   1,835,800      7.5%          --     1,835,800      6.4%
Provident Investment Council, Inc.(12)....   1,249,160      5.1%          --     1,249,160      4.4%
The TCW Group, Inc.(13)...................   1,738,000      7.1%          --     1,738,000      6.1%
Sacred Heart Church.......................      10,000        *       10,000            --        *

---------------

  *  Less than 1%.
 (1) The business address for Mr. Carey is 700 Galleria Parkway, Suite 450, Atlanta, Georgia 30339. Mr. Carey has a ten-year option to purchase a total of 40,000 shares of Common Stock at an exercise price of $4.6875 per share and 20,000 at an exercise price of $11.00 per share. The number of shares in the table above includes 40,000 shares subject to options that are currently exercisable.
 (2) The business address for Mr. Calcaterra is 120 West Hyde Park Place, Suite 150, Tampa, Florida 33606. Mr. Calcaterra has a ten year option to purchase a total of 80,000 shares of Common Stock at an exercise price of $10.25 per share.
 (3) The business address for Mr. Cocchiaro is 20 North Wacker Drive, Suite 1360, Chicago, Illinois 60606. The total number of shares in the table includes 99,800 shares which are held in the name of Cocchiaro Family Foundation, an irrevocable trust, of which Mr. Cocchiaro and his wife are the Trustees.
 (4) The business address for Mr. Dominici is 120 West Hyde Park Place, Suite 150, Tampa, Florida 33606. Mr. Dominici has three ten-year options to purchase a total of 149,444 shares of Common Stock, 89,444 of which are exercisable at a price of $1.365 per share, 40,000 of which are exercisable at a price of $4.1875 per share, and 20,000 of which are exercisable at a price of $11.00 per share. The number of shares in the table above does not include any shares subject to options that are currently exercisable.

 (5) The business address for Mr. Dunkel is 120 West Hyde Park Place, Suite 150, Tampa, Florida 33606.
 (6) The business address for Mr. Mansfield is Security Capital Group, Inc., 125 Lincoln Avenue, Santa Fe, New Mexico 87501. Mr. Mansfield has a ten-year option to purchase a total of 20,000 shares of Common Stock at an exercise price of $10.50 per share. The number of shares in the table does not include any shares that are subject to options that are currently exercisable.
 (7) The business address for Ms. Rorech is 120 West Hyde Park Place, Suite 150, Tampa, Florida 33606. Ms. Rorech has two ten-year options to purchase a total of 69,264 shares of Common Stock, 29,264 of which are exercisable at a price of $1.49 per share, and 40,000 of which are exercisable at a price of $4.1875 per share. The number of shares shown in the table above does not include any shares that are subject to options that are currently exercisable.
 (8) The business address for Mr. Sutter is 500 West Cypress Creek, Suite 200, Ft. Lauderdale, Florida 33309. The number of shares in the table includes 1,623,316 shares held by Sutter Investment Ltd. Partnership, a Nevada limited partnership. Mr. Sutter beneficially owns these shares as a limited partner, director, officer and sole shareholder of the general partner, H.S. Investments, Inc., and as such, he has the right to receive and direct the receipt of dividends from, and proceeds from the sale of, the shares shown in the table above.
 (9) The business address for Mr. Swartz is 120 West Hyde Park Place, Suite 150, Tampa, Florida 33606. Mr. Swartz has two ten-year options to purchase a total of 270,000 shares of Common Stock; 120,000 shares at an exercise price of $6.25 per share and 150,000 shares at an exercise price of $11.00 per share. The number of shares shown in the table above includes 32,000 shares subject to options that are currently exercisable.
(10) The business address for Mr. Tunstall is 13153 North Dale Mabry, Tampa, Florida 33688. Mr. Tunstall has a ten-year option to purchase a total of 40,000 shares of Common Stock at an exercise price of $4.6875 per share and 20,000 at an exercise price of $11.00 per share. The number of shares in the table above includes 40,000 shares subject to options that are currently exercisable.
(11) The number of shares shown in the table above is based on a Schedule 13G filed with the Commission, dated February 14, 1997. The business address for Pilgrim Baxter & Associates, Ltd. is 1255 Drummers Lane, Suite 300, Wayne, Pennsylvania 19087.
(12) The number of shares shown in the table above is based on a Schedule 13G filed with the Commission, dated October 10, 1997. The business address for Provident Investment Council, Inc. is 300 North Lake Avenue, Pasadena, California 91101-4022.
(13) The number of shares shown in the table above is based on a Schedule 13G filed with the Commission, dated February 12, 1997. The business address for The TCW Group, Inc. is 805 South Figueroa Street, Los Angeles, California 90017.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                                NUMBER OF
UNDERWRITERS                                                  COMMON SHARES
------------                                                  -------------
Robert W. Baird & Co. Incorporated..........................      830,000
NationsBanc Montgomery Securities, Inc......................      830,000
Prudential Securities Incorporated..........................      830,000
Smith Barney Inc. ..........................................      830,000
BT Alex. Brown Incorporated.................................      155,000
Donaldson, Lufkin & Jenrette Securities Corporation.........      155,000
Goldman, Sachs & Co. .......................................      155,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........      155,000
Legg Mason Wood Walker Incorporated.........................       90,000
Rauscher Pierce Refsnes, Inc. ..............................       90,000
Raymond James & Associates, Inc. ...........................       90,000
                                                                ---------
          Total.............................................    4,210,000
                                                                =========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 4,210,000 shares of Common Stock offered hereby if any such Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Shareholders have been advised by the Underwriters that the several Underwriters propose to offer such Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.57 per share. The Underwriters may allow and such dealers may re-allow a concession not in excess of $0.10 per share to other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to 631,500 additional shares of Common Stock at the public offering price less underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of the Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company and its officers and directors have agreed that, except with the prior written consent of Robert W. Baird & Co. Incorporated, on behalf of the Underwriters, during the 90 days following the date of this Prospectus that they will not directly or indirectly offer for sale, sell, grant any options, right or warrants with respect to any shares of Common Stock or any other Company capital stock, securities or instruments convertible into or exchangeable for Common Stock, or otherwise dispose of, or reduce any risk of ownership, directly or indirectly, of any shares of Common Stock, such other capital stock or any other securities, instruments, options or rights convertible into or exchangeable for, or otherwise exercisable for Common Stock or other Company capital stock, except for the Common Stock offered hereby. Notwithstanding the foregoing, the Company may (i) grant options pursuant to the Company's stock option plans in the ordinary course consistent with past practice and issue shares of Common Stock upon the exercise of any such options or under options currently outstanding, (ii) issue shares of Common Stock or other securities convertible into Common Stock or any other capital stock of any company solely to owners of capital stock of any company acquired by the Company subsequent to the date 45 days from the date of this Prospectus. Any permitted shortening of such periods and any related sales of Common Stock would not necessarily be preceded by a public announcement of the Company or the Underwriters that such consent has been given.

     The Underwriting Agreement provides that the Company and one of the Selling Shareholders will indemnify the Underwriters against certain liabilities under the Securities Act or contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may also engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the higher independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for the Company by Holland & Knight LLP, Tampa, Florida, and for the Underwriters by Foley & Lardner, Milwaukee, Wisconsin.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-3 (together with all amendments and exhibits thereto referred to herein as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in the Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates.

        (1) The Company's Registration Statement on Form 8-A dated May 9, 1995, registering the Common Stock under the Exchange Act;

        (2) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        (3) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

        (4) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended;

        (5) The Company's Current Report on Form 8-K filed September 22, 1997, as amended on October 15, 1997;

        (6) The Company's Current Report on Form 8-K filed October 9, 1997, as amended on October 20, 1997; and

        (7) The Company's Current Report on Form 8-K filed October 15, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, upon request, without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than certain exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to: Romac International, Inc., 120 West Hyde Park Place, Suite 150, Tampa, Florida 33606, Attention Thomas Calcaterra (telephone: (813) 258-8855).

ANY STAFFING COMPANY CAN OFFER YOU BODIES.

OURS COME WITH SOMETHING EXTRA.

     In a business environment that's rapidly changing, ordinary workers just won't do. What you need is something extra. People who can hit the ground running, set the pace for fellow employees, then succeed beyond your wildest expectations.

     Romac is where to find them. Not only do we have a large source of those hard-to-find "knowledge workers," but we had the insight to provide them long before the term became popular.

     What's more, ours are backed by a knowledge company. One that not only seeks out exceptional talent, but analyzes your organization to determine seasonal demands, corporate structure, corporate personality, short and long term goals as well as position within the industry.

     The result is a flexible staffing solution that may combine contingent employees with permanent hires or contract service professionals and a new executive. One that fits your entire corporation rather than a single position.

     So if you're looking for the brains to help you succeed in a changing environment, the best person for the job may not be an individual. More likely, it's a company who aligns its agenda with your agenda and who has the core competencies to leverage intellectual capital resources to meet your strategic objectives. It's a company like ours.

                                                        [DRAWING OF A BRAIN]

                                                     ROMAC
                                                     THE KNOWLEDGEFORCE
                                                     RESOURCE(TM).

                   EXAMPLE ADVERTISEMENT USED BY THE COMPANY.

==================================================================

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary..............................    3
Risk Factors....................................    7
Use of Proceeds.................................   11
Price Range of Common Stock.....................   11
Dividend Policy.................................   11
Capitalization..................................   12
Selected Consolidated Financial Data............   13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   14
Business........................................   20
Principal and Selling Shareholders..............   29
Underwriting....................................   31
Legal Matters...................................   32
Experts.........................................   32
Available Information...........................   32
Incorporation of Certain Documents by
  Reference.....................................   33

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                                4,210,000 SHARES

                          [ROMAC INTERNATIONAL LOGO]

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                       PRUDENTIAL SECURITIES INCORPORATED

                              SMITH BARNEY INC.

                               NOVEMBER 3, 1997
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